Gravity Power, LLC
Balance Sheets
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash and cash equivalents	$ 7,037	$ 9,687
Other receivables	66,855	66,855
Total current assets	73,892	76,542
Website	5,000	5,000
Organizational costs	705	1,309
Investment in GP GmbH	20,445	31,863
Syndication costs	76,381	76,381
TOTAL ASSETS	$ 176,423	$ 191,095
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$ 9,225	$ 20,899
Interest payable	664,413	503,939
Total current liabilities	673,638	524,838
Long-term notes payable	1,415,563	1,326,363
Commitments and contingencies	-	-
Members' equity	(1,912,778)	(1,660,106)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 176,423	$ 191,095